INVEST IN **TERRA.DO**

Building the world's largest platform for working on climate change


Terra.do
It takes a planet

LEAD INVESTOR

Ankit Singhvi

Climate change is impacting each one of us, our communities across the globe...Today! Each one of us has a potential to make a difference. We need a global community of professionals working in climate economy Terra goal to bring 100 million people work on climate this decade is inspiring and high impact. A Linkedin for Climate! Anshuman and team are bringing their global experience in internet economy to build Terra! They are super fun! Best wishes Terra Team.

Invested $10,000 this round

Learn about Lead Investors

terra.do Stanford CA

Technology | Infrastructure | Software | Sustainability | Saas

Highlights

1. 🤑World-class cohort-based learning programs generating $800K annualized revenue runrate
2. 🤯12+ climate programs launched, ran job fairs with 1000s of candidates & employers
3. 🔥CEO is ex-Google, has sold two tech startups, and has led product at a company with 100M MAUs
4. 💪Previously raised $4.2M from climate-focused angels in India, US and Singapore
5. 🌎Mission: get 100M people to work directly on solving climate change in 2030

Our Team



Anshuman Bapna CEO

Ex-Google, Makemytrip, Stanford, and IIT Bombay. Sold two tech startups, led product at an internet company with over 100M MAUs, and ran a political non-profit.



Kamal Kapadia CLO

Working in climate for over 2 decades. PhD from Berkeley in Energy, taught climate change at Oxford for many years, worked at UK's largest solar developer and on rural energy access in South



Kamal Kapadia CLO

Working in climate for over 2 decades. PhD from Berkeley in Energy, taught climate change at Oxford for many years, worked at UK's largest solar developer and on rural energy access in South Asia.



Mayank Jain CTO

Ex-IIT Bombay. Founded two companies, last one built high-scale technology products for clients across the world, including those deployed at Fortune 50 and more!



Nishant Mani Chief Business Officer



ex-CMO at Yext, Dashlane. Ran CapitalOne's $100M online spend budget. Advisor to climate startups. NYU Stern, IIT Bombay.

Pitch


Terra.do
It takes a planet

Summary

Our thesis: **99% of people doing climate work* in 2030 are currently outside it.**

1. Half of the world's GDP is getting completely disrupted (energy, transportation, agriculture) or transformed (finance, construction, manufacturing) by climate.
2. To adapt, 100M people across these sectors will need to learn climate skills, build new professional networks and find new kind of work within 10yrs.
3. But current talent funnel is broken - slow to adapt, unscalable, big coverage gaps, not outcome-oriented

=> **Talent is becoming the bottleneck in climate's deployment phase.**

Terra.do is building the ramp for these 100M people.

We're an experienced team with solid traction ($800K ARR in first 12 months), global community (25+ countries), and incredible brand love (88 NPS)

Climate Economy is going to be comparable to the Internet

Sector	Size (% world GDP)	Source of disruption	News
Energy	11%	Renewables	Layoffs@largest energy majors Hydrogen subsidies
Agriculture	9%	Plant-based proteins Forestry Regenerative farming Need for resilience	Plant-based burgers@Wendy's Offsets redux
Transport	10%	EVs Zero-carbon fuels	F-150 Lightning Ola gigafactory California mandate
Finance	9%	Physical asset risk ESG	Blackrock JP Morgan's pledge
Construction	11%	Building energy efficiency standards Sustainable material mandates	Biden Infrastructure Plan NYC Local Law 97
Industrials	10%	Circularity Carbon removal	Apple netzero, Unilever

...that's creating skyrocketing demand for green skills


Pollution Prevention
Waste Prevention
Renewable Energy Generation
Energy Management
Environmental Remediation
Ecosystem Management
Sustainability Education
Sustainability Research
Environmental Auditing
Environmental Policy
Sustainability Procurement
Environmental Finance
Sustainability Development
Fastest Growing Green Skills Globally, by category
Based on skills added by members, 2018-2020 average growth
Source: LinkedIn

...even as talent bottlenecks become increasingly visible


Jose Baceiro
Oil & Gas workers
We need to focus on transitioning energy industry workers into new renewables and cleantech jobs in order to successfully transition the global energy economy.
Patrick Flynn
Carbon accountants
The insufficiency of expert greenhouse gas accounting capacity (people, tools, data, research) across the globe often keeps me up at night.
We quickly need the number of greenhouse gas accountants to get within an order of magnitude of the number of financial accountants.
Scott Jacobs
Project finance
there's no shortage of opportunity - it feels like a limitless total addressable market and like a limitless fuel source of capital. Where we have a constraint in our system is talent.
We have an incredible team now of over 100 people, but we need 500 people over the next few years in order to scale to our goals. The world needs 1,000 Generates, and there aren't 500,000 great people to build those businesses.
Nathan Benaich
Software professionals
There is now a non-negligible number of talented product and engineering folks in my network from unicorn or high-potential startups who have quit to explore or actively build companies focused on mitigating climate change. Let's discuss it!
PwC planning to hire 100,000 over five years in major ESG push
Why Deloitte is giving its 330,000 employees a class in climate change

Market size for climate talent (upskilling+hiring) is enormous

Size of e-learning + online recruitment for the green economy (annual, global)*


$13B
All jobs
$5B
White-collar only

In 2020:
"Green economy" is 7% of world GDP[1]
Global e-learning market = $150B[2]
Global online recruitment = $30B[3]

25M
New climate jobs in US by 2035[4]

20M
# of employees at Fortune 500 companies with declared climate targets[5]

$1,111
Avg annual spend per employee on training in US[6]

However, the current talent funnel is broken

	Universities	Corporations	MooCs	Job Boards	Communities
	Oxford, TU Delft, Stanford University	Morgan Stanley, Total, JLL	edX, SDG Academy, Udacity	LinkedIn, Indeed, Climatebase	On Deck
Coverage	Struggle w keeping pace w rapidly changing landscape	Often rely on slow university partnerships	Uneven, and definitely not updated	**Broad, but shallow. No learning or community. Focused only on jobs**	**Business model alignment, poor tooling for running large communities.**
Scale	Broken online delivery => low scale	**Struggle to roll out to all employees**	**"Massive" but abysmal completion rates**	High	Limited by business model to focus. NOT global.
Outcomes	**Poor post-program support for careers**	Direct connection to work	Little community, poor connection to careers	Actually landing a job still feels "tribal"	Hard to trace but anecdotally help members a lot.

Terra.do is building the world's first platform for working in climate

Mission: Get 100M people to work directly on solving climate change by 2030

We're building a powerful flywheel for climate careers


These individuals seed the community, setting norms and quality of conversation. This retains a much wider audience of people looking to work in climate
2
Community
A large professional community attracts employers, who come to hire but stay to evangelize & educate the community
3
1



arning
Jobs

Immersive learning programs attract highly motivated individuals ready to transition into climate

As the flywheel spins faster, employers make this the default platform for hiring AND training their own employees. Individuals are attracted to climate with the ease of access to learning, network & jobs

First, built a world-class cohort-based learning experience..



TASMANIA
AUSTRALIA

Beautifully rendered course curriculum that's updated weekly



Harish Hande
Micah Lang
Amol Phadke
Dr. Ariella Helfgott

Mentors, climate coaches available for 1:1 sessions

Deep learner analytics to scale pedagogy





An active alumni slack community that lives much beyond the program

..that's scaling up nicely & seeds the community

Launched 6 new programs in H1, launching 6 more in H2



itaca.
Climate-Resilient Agricultural Value Chains
Our flagship course
Climate Change: Learning for Action
techstars_
Climate Camp
The New Hydrogen Economy
Introduction to Climate Justice

Rapid growth in learners, $850K ARR (Q3 est.)



$200,000
$150,000
$100,000
$50,000
$0
Revenue
Q2 '20
Q3 '20
Q4 '20
Q1 '21
Q2 '21

With a unique "Program Director" model



PDs are experts that act like mini-CEOs of their programs. Incentivized by revshare.

And strong learner outcomes

88	82%	40%
NPS	Completion	Referrals

..that creates a massive community flywheel



5
Sarah brought the climatedesigners community to Terra
4
Cody was a learner in LFA, brought Techstars as partner for Investors program
3
Dawn was a speaker in Investors, sends employees as learners to LFA
Hydrogen
Investors
Creators
Learners
Climate Insiders
Learning for Action
Shawn was a learner in LFA, created Hydrogen program
1
Sid & Ani were learners across two different cohorts & started climes.io - found investors here
2

..that attracts employers + new users through job fairs

Google, color, reddit, bandcamp, Broadway



On August 25th, 2021
The climate job fair for software professionals
A live session with climate companies hiring for 100+ software roles!

Terraformation, BlocPower, SIDEWALK LABS, aurora, Pachama, Afresh, India Climate Collaborative

1300+
attendees

35
Employers

We're combining these into a LinkedIn for Climate

Terra's market is at the intersection of two big trends

	Cohort-based Learning Platforms			Network-led Talent Marketplaces	
	On Deck	REFORGE	SECTION4	doximity	apna
Founded	2015	2014	2019	2010	2019
What it is	Online school & community for Internet professionals	Online school & community for product/growth professionals	Online cohorts for business school education	Online network for medical professionals	Online network for blue collar workers in India
Fees	$2990/learner	$1990/learner	$800/learner	Free (Pro = $20/mth)	Free
Users	10K learners/yr	8K learners/yr	10K learners/yr	1.8M	16M
Revenues	$20M run rate	$20M run rate	$24M run rate	$206M	-
Valuations	$250M (Series A)	$200M (Series A)	$280M (Series A)	$16B	$1.1B

We want to scale this flywheel across the climate economy

Net revenues from cohorts (c), jobs & subs(j+s)



$50,000,000
$40,000,000
$30,000,000
$20,000,000
$10,000,000
$0
2021
2022
2023
2024
2025
Net Revenue (j+s)
Net Revenue (c)

More details in the Appendix

Assumptions

- 25+ climate programs, of which **70% will fail**
- We'll graduate ~165K through cohorts in 2025. Avg yield of $700* (c)
- TAM of 25M individuals. In 2025, our market share ~4%
- 5% of app users subscribe at $10/month for premium features
- $10 ARPU from employers (j)

** $1040 right now*

Forward-looking projections cannot be guaranteed.

We've built a global, experienced team to take this on



Anshuman Bapna
CEO - Stanford

Ex-Makemytrip, Google, Stanford, IIT Bombay. Sold two **tech startups**, led internet product > 100M MAUs, ran political non-profit.



Kamal Kapadia
CLO - Honolulu

Taught climate change at Oxford, and to high-schoolers. Berkeley, Oxford



Mayank Jain
CTO - Surat

ex-**CTO** and founder at Righthalf.com, Atishae. IIT Bombay



Nishant Mani
CBO - Los Angeles

ex-**CMO** at Yext, Dashlane. Advisor to climate startups. NYU Stern, IIT Bombay



...and in SF, LA, Bangalore, Ottawa, London, Singapore

Product, design, frontend/backend engineering, marketing, content, project management

+ Raised $1.5M from climate-focused angels in India, US and Singapore (Aug '20)